

November 20, 2012

Via E-mail
Mr. David Lissy
Chief Executive Officer
Bright Horizons Family Solutions Inc.
200 Talcott Avenue South
Watertown, Massachusetts 02472

> **Re:** **Bright Horizons Family Solutions Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 9, 2012**
> **File No. 333-184579**

Dear Mr. Lissy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 30

1. We note your correspondence dated November 9, 2012 relating to the preliminary proposed offering. In order to provide an investor better understanding of the impact of the various transactions associated with this offering, please revise your head note to provide a quantified explanation of the reclassification (reverse split and conversion of Class L Common stock and Class A common stock etc.), the offering and the use of offering proceeds. In addition, revise your presentation to add separate columns to capture the adjustments associated with (i) conversions of Class L and Class A common stock (ii) the offering itself and (iii) the repayment of your credit facilities with all related adjustments.

Dilution, page 31

2. We note your correspondence dated November 9, 2012 relating to the preliminary estimated offering price of $19 per share and the related dilution disclosures. It appears you did not deduct the redeemable non-controlling interest or deferred financing costs from your determination of net tangible book value. Please tell us why you believe this is appropriate or revise your dilution calculation and related disclosures as appropriate.

Common Stock Valuation and Stock-Based Compensation, page 44

3. Please show us for each period presented your computations supporting common stock discount rate and Class L discount rate used under PWERM methodology and the basis for your determination. Please tell us about the factors that contributed to the changes between periods.

4. We note your disclosure on page 45 that your retrospective valuation as of March 31, 2012 included consideration of a valuation performed by an independent third party valuation specialist. Tell us and disclose (a) when the third party valuations were performed (b) the fair value as determined by such third party valuations and (c) reconcile such valuation to the fair value determined by your Board of Directors and to the preliminary estimated offering price.

5. We note your disclosure that on May 2, 2012, 1,401,750 options to acquire class A common shares were exchanged for options to acquire 815,670 class A common shares and options to acquire 90,630 Class L common shares based on exchange ratio of options to purchase approximately 15.5 shares of Class A common stock for a new option to purchase nine shares of Class A common stock and one share of Class L common stock. Please revise to clarify the purpose of such exchange and how the exchange ratio was determined.

6. We note your correspondence dated November 9, 2012 relating to the proposed reclassification to convert each outstanding Class L common stock into 35.1955 shares of Class A common stock. We also note your disclosure on page 45 that fair values were $6.09 per Class A Common share and $511.51 per Class L common stock as of May 2, 2012. Considering the proposed estimated offering price of $19 per share of common stock please (a) explain to us the basis for the conversion ratio of Class L common stock and (b) bridge your fair value determined as of May 2, 2012 to the current conversion ratio of Class L common stock and the estimated IPO price per share.

7. We note your disclosure that during 2012 you granted stock options to purchase an aggregate of 1,108,674 shares of your Class A common stock and 123,186 shares of your Class L common stock under your 2008 Equity Plan. To enhance an investor's understanding, please address the following:

- Please disclose in tabular format the number of options and other awards granted, exercise price, fair value of your common stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date (i.e., beginning October 1, 2011).

- Please revise to clarify when your valuations were completed for each award and option issuance date.

- Describe the methods and assumptions used in estimating the fair value of underlying stock and the instruments granted.

- Tell us disclose when the most recent contemporaneous valuations were completed.

- Tell us if a marketability discount was used. If so, please provide the amount for each valuation performed, and the basis for your determination.

- Please tell us when your board commenced discussing your initial public offering with your underwriter(s).

8. We note your correspondence dated November 9, 2012 relating to the proposed preliminary range of offering price and estimated offering price of $19 per share. Considering the significant difference in the offering price of $19 per share and your valuation of recent equity awards prior to the reclassification at $6.09 per Class A common stock, please bridge your fair value per issuance determinations to the current estimated IPO price per share. Please reconcile and explain the differences between your estimated offering price range and the fair values included in your analysis. Please ensure to quantify and discuss the impact on the fair value on each of the factors that occurred between the date the equity awards were granted and the date of the registration statement filed including the changes in valuation assumptions. Identify all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David Lissy
Bright Horizons Family Solutions Inc.
November 20, 2012
Page 4

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Craig E. Marcus, Esq.
        Ropes & Gray LLP